RLF1-2109535-1


              U.S. SECURITIES & EXCHANGE COMMISSION

                    Washington, D. C.  20549

                   SCHEDULE 13D - Amendment #8
            Under the Securities Exchange Act of 1934

                   Massachusetts Fincorp, Inc.
                        (Name of Issuer)

                          Common Stock
                   (Title of Class Securities)

                           57564R-10-8
                         (CUSIP Number)

                         Mark W. Jaindl
              1964 Diehl Court, Allentown, PA 18104
                         (610) 366-1800

               (Name, Address and Telephone Number
                 of Person Authorized to Receive
                   Notices and Communications)

                        January 24, 2000
              (Date of Event which Requires Filing
                       of this Statement)

If the filing person has previously filed a statement on Schedule
13D to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d -
1(b) (3) or (4), check the following box (     ).

Check the following box if a fee is being paid with this statement ( ). (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

The information required on the remainder of this cover page shall not be deemed to "file" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.














Cusip No.  57564R-10-8
     1)   Names of Reporting Persons S.S. or I.R.S.
Identification Nos. of Above Persons:
          Frederick John Jaindl - SSN ###-##-####
_________________________________________________________________
____________

     2)   Check the Appropriate Box  if a Member of a Group
          (See Instruction): __________
          (a)_______
          (b)    X
_________________________________________________________________
____________

     3)   SEC Use Only______
_________________________________________________________________
____________

     4)   Source of Funds  (See Instructions) PF
00
_________________________________________________________________
____________

     5)   Check if Disclosure of Legal  Proceedings is Required
          Pursuant to items 2 (d) or (e): Yes     No XX
 N/A
_________________________________________________________________
____________

     6)   Citizenship or Place of Organization:  US
 U.S.
_________________________________________________________________
____________
Number of      7)  Sole Voting Power:   13,948
1,640,150
Shares Bene-
________________________________________________________________
ficially
Owned by  8)  Shared Voting Power:
    N/ A
Each Report-
________________________________________________________________
ing Person     9)  Sole Dispositive Power:  13,948
With_____________________________________________________________
___________

     10)  Shared Dispositive Power:

_________________________________________________________________
____________

_________________________________________________________________
_________
     11)  Aggregate Amount Beneficially Owned by Each Reporting
          Person: 13,948 shares
_________________________________________________________________
___________

     12)  Check if the Aggregate Amount in Row (11) Excludes
          Certain Shares:  Yes          No XX
 N/A
_________________________________________________________________
____________

     13)  Percent of Class Represented by Amount in Row (11)
2.55%

_________________________________________________________________
____________

     14)  Type of Reporting Person (See Instructions): IN
N________________________________________________________________
_____________

Cusip No. 57564R-10-8
     1)   Names of Reporting Persons S.S. or I.R.S.
Identification Nos. of Above Persons:
          Mark Wilson Jaindl - SSN ###-##-####
_________________________________________________________________
____________

     2)   Check the Appropriate Box if a Member of a Group
          (See Instruction): __________
          (a)_______
          (b)     X
_________________________________________________________________
____________

     3)   SEC Use Only___________
_________________________________________________________________
____________

     4)   Source of Funds:  PF  :    00
_________________________________________________________________
____________

     5)   Check if Disclosure of Legal Proceedings is Required
          Pursuant to items 2 (d) or (e): Yes     No  XX N/A
_________________________________________________________________
____________

     6)   Citizenship or Place of Organization:  US   U.S.
_________________________________________________________________
____________
Number of      7)  Sole Voting Power:  30,000  1,640,150
Shares Bene-
________________________________________________________________
ficially
Owned by  8)  Shared Voting Power:    N/ A
Each Report-
________________________________________________________________
ing Person     9)  Sole Dispositive Power:  30,000
With_____________________________________________________________
___________

     10)  Shared Dispositive Power:
_________________________________________
_________________________________________________________________
____________

     11)  Aggregate Amount Beneficially Owned by Each Reporting
          Person: 30,000 shares
_________________________________________________________________
___________

     12)  Check if the Aggregate Amount in Row (11) Excludes
          Certain Shares    Yes     No  XX    N/A
_________________________________________________________________
____________

     13)  Percent of Class Represented by Amount in Row (11)
5.50%
               6.20%
_________________________________________________________________
____________

     14)  Type of Reporting Person (See Instructions): INN
_________________________________________________________________
____________







Cusip No. 57564R-10-8
     1)   Names of Reporting Persons S.S. or I.R.S.
Identification Nos. of Above Persons:
          Zachary John Jaindl Trust - EIN 23-6956997
_________________________________________________________________
____________

     2)   Check the Appropriate Box  if a Member of a Group
          (See Instruction): __________
          (a)_______
          (b)     X
_________________________________________________________________
____________

     3)   SEC Use Only____________
_________________________________________________________________
____________

     4)   Source of Funds: :   00
_________________________________________________________________
____________

     5)   Check if Disclosure of Legal Proceedings is Required
          Pursuant to items 2 (d) or (e): Yes     No  XX N/A
_________________________________________________________________
____________

     6)   Citizenship or Place of Organization:  US   U.S.
_________________________________________________________________
____________
Number of      7)  Sole Voting Power:  7,000  1,640,150
Shares Bene-
________________________________________________________________
ficially
Owned by  8)  Shared Voting Power:    N/ A
Each Report-
________________________________________________________________
ing Person     9)  Sole Dispositive Power:  7,000
With_____________________________________________________________
___________

     10)  Shared Dispositive Power: N/A
_________________________________________________________________
____________
___________________________________________________
     11)  Aggregate Amount Beneficially Owned by Each Reporting
          Person: 7,000 shares
_________________________________________________________________
___________

     12)  Check if the Aggregate Amount in Row (11) Excludes
          Certain Shares:  Yes     No  XX     N/A
_________________________________________________________________
____________

     13)  Percent of Class Represented by Amount in Row (11)
1.28%
               6.20%
_________________________________________________________________
____________

     14)  Type of Reporting Person:  Trust  IN
_________________________________________________________________
____________








Cusip No. 57564R-10-8
     1)   Names of Reporting Persons S.S. or I.R.S.
Identification Nos. of Above Persons:
          Julianne Katherine Jaindl Trust - EIN - 23-7754111
_________________________________________________________________
____________

     2)   Check the Appropriate Box  if a Member of a Group
          (See Instruction): __________
          (a)_______
          (b)     X
_________________________________________________________________
____________

     3)   SEC Use Only____________
_________________________________________________________________
____________

     4)   Source of Funds: :    00
_________________________________________________________________
____________

     5)   Check if Disclosure of Legal Proceedings is Required
          Pursuant to items 2 (d) or (e): Yes     No  XX N/A
_________________________________________________________________
____________

     6)   Citizenship or Place of Organization:  US   U.S.
_________________________________________________________________
____________
Number of      7)  Sole Voting Power:  3,600  1,640,150
Shares Bene-
________________________________________________________________
ficially
Owned by  8)  Shared Voting Power:    N/ A
Each Report-
________________________________________________________________
ing Person     9)  Sole Dispositive Power:  3,600
With_____________________________________________________________
___________

     10)  Shared Dispositive Power: N/A
_________________________________________________________________
____________
___________________________________________________
     11)  Aggregate Amount Beneficially Owned by Each Reporting
          Person: 3,600 shares
_________________________________________________________________
___________

     12)  Check if the Aggregate Amount in Row (11) Excludes
          Certain Shares:  Yes     No  XX     N/A
_________________________________________________________________
____________

     13)  Percent of Class Represented by Amount in Row (11)
 .66%
               6.20%
_________________________________________________________________
____________

     14)  Type of Reporting Person:  Trust  IN
_________________________________________________________________
____________






Item 1.   Security and Issuer      .

      This Schedule 13D filing relates to the common stock, $.01 par value, of Massachusetts Fincorp, Inc., a Massachusetts co-operative bank holding company having its principal business offices at 70 Quincy Avenue, Quincy, Massachusetts 02269 (the "Company").

Item 2.   Identity and Background     Identity and Background

               No Amendment

Item 3.   Source and Amount of Funds or other Consideration

     No Amendment

Item 4.   Purpose of Transaction  Purpose of Transaction.

      On January 24, 2000, Mark W. Jaindl ("Jaindl"), William E. Schantz, II, and Scott E. Buck brought action against all of the directors of the Company to redress the wrongful adoption and discriminatory and inequitable application of certain director qualification by-laws. On information and belief, such by-laws were adopted as a knee-jerk and entrenchment motivated response to learning that Jaindl had determined to nominate two persons to stand for election to the board of directors of the Company. Both the by-laws themselves and their purported application by the Company constitute a blatant and entirely self interested attempt at entrenchment by the current board of directors of the Company, the members of which have been on notice since at least late October, 1999, that the continued incumbency of the board would be challenged by Jaindl, who together with his father Frederick Jaindl and trusts for two of his children owns 9.99% of the outstanding common shares of the Company. Moreover, as applied by defendants, the challenged by-laws make it literally impossible for any stockholder except those residing in the immediate vicinity of the defendant Company's operations from ever nominating candidates for election as director, thus stripping virtually all stockholders of their right to challenge the continued incumbency of this board. On January 19, 2000, five days after Jaindl's nomination of Buck and Schantz, and almost three full months after Jaindl's nomination for election as director, the Company filed a report on Form 8-K with the SEC announcing that it had amended its by-laws, purportedly on January 12, 2000. As amended, the Company's by-laws purport to impose a series of qualifications upon any individual who would seek to serve as a director of the Company (the "New
Qualification By-Laws"). A copy of the Complaint is annexed as Exhibit A.

     The Reporting Persons each acquired their respective shares of the Company's Common Stock for the purpose of investment. The Reporting Persons are each evaluating, and expect to continue to evaluate, their respective perceptions of their investment's potential, the Company's business prospects and financial position, the price level of the Common Stock, and opportunities to acquire or dispose of Common Stock or realize trading profits. The Reporting Persons may in the future take such actions with respect to such holdings in the Company as each deems appropriate in light of the circumstances existing from time to time. In addition, the Reporting Persons, jointly or individually, may either dispose of any or all securities of the Company, or purchase additional Common Stock, in any manner permitted by applicable securities laws.

     The Reporting Persons believe that the per share value of the Company's Common Stock is not adequately reflected in the current market price of the Company's Common Stock and that the Company should consider taking steps to realize the inherent value of its franchise in a manner designed to maximize shareholder value, including a possible sale of the Company.

     As part of their continuing efforts to assess the value of its investment in the Company, the Reporting Persons may and have communicated with, among others, the Company's management, its Board of Directors, and other stockholders of the Company, in manners permitted by applicable securities laws. In addition, the Reporting Persons reserve the right to exercise any and all of their respective rights as stockholders of the Company in a manner consistent with their equity interests.

     In connection with the 2000 Annual Meeting of Stockholders of the Company, on October 21, 1999 Frederick J. Jaindl nominated Mark W. Jaindl as a director for a three year term expiring 2003 and on January 14, 2000 Mark W. Jaindl nominated Scott E. Buck and William E. Schantz, II as directors for three year terms expiring 2003 (collectively, the "Nominees"). Mark W. Jaindl intends to commence solicitation of proxies in favor of the Nominees and in opposition of at least three nominees proposed by the Company as soon as is permitted by the rules of the Securities and Exchange Commission (the "Commission") and will file a preliminary proxy statement with the Commission pursuant to Regulation 14A of the Securities and Exchange Act of 1934, as amended. The Reporting Persons do not seek control of the Company.

     The Company is a savings and loan holding company and is subject to regulation by the Office of Thrift Supervision ("OTS"). The above-stated actions are unrelated to the OTS regulations. Specifically, the Reporting Persons are aware that regulations promulgated by the OTS contain separate standards with regard to acquisition of "control". Those regulations require OTS approval for acquisition of control under certain conditions. Some of the provisions are based in part on numerical criteria. One of the provisions creates a rebuttable presumption of control where a person acquires more than 10 percent of the voting stock of a savings association and other conditions are met. Another provision creates a rebuttable presumption of control where a person acquires proxies to elect one-third or more of the savings associations board of directors and other conditions are met. If the Reporting Persons proceed with the course of action as outline above, the Reporting Persons intend to address these OTS requirements at the appropriate time. The Reporting Persons have no present plans to cross these numerical thresholds.

Item  5.   Interest in Securities  Interest in Securities of  the
Issuer.

      (a) Fred Jaindl, Mark Jaindl, the ZJTrust and the JJTrust own 13,948, 30,000, 7,000 and 3,600 shares respectively of common stock of the Company. In total, these 54,548 shares constitute approximately 9.99% of the 545,481 shares of Company common stock outstanding as of August 10, 1999.

      (b) Fred Jaindl, Mark Jaindl, the ZJTrust and the JJTrust have the sole voting and dispositive power of 13,948, 30,000, 7,000 and 3,600 shares respectively of common stock they hold.

     (c), (d), (e)  Not applicable

Item 6.       Contracts,    Arrangements,    Understandings    or
     Relationships With Respect to Securities of the Issuer.

     Not applicable.7n

Item 7.   Material to be File as Exhibits

     See attached

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 24, 2000

/s/ Frederick J. Jaindl
________________________________________
Signature
Frederick J. Jaindl

/s/ Mark W. Jaindl
________________________________________
Signature
Mark W. Jaindl

Exhibit A

       IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

                  IN AND FOR NEW CASTLE COUNTY


MARK W. JAINDL, SCOTT E. BUCK   )
and WILLIAM E. SCHANTZ, II,     )
individually, and MARK W.       )
JAINDL, derivatively on         )
behalf of MASSACHUSETTS         )
FINCORP, INC., a Delaware       )
corporation,                    )
                                )
               Plaintiffs,      )
                                )      Civil Action No.
     v.                         )      ____________
                                )
JOHN R. BYRNE, RICHARD R.       )
CAHILL, W. CRAIG DOLAN, PAUL    )
C. GREEN, JOHN E. HURLEY,       )
JR., ROBERT E.                  )
MC GOVERN, JOHN P. O'HEARN,     )
JR., ROBERT H. QUINN, JOSEPH    )
W. SULLIVAN, DIANE VALLE,       )
                                )
               Defendants,      )
                                )
and MASSACHUSETTS FINCORP,      )
INC., a Delaware corporation,   )


Nominal Defendant




    VERIFIED COMPLAINT FOR DECLARATORY AND INJUNCTIVE RELIEF

          Plaintiffs Mark W. Jaindl ("Jaindl"), Scott E. Buck

("Buck") and William E. Schantz, II ("Schantz")(collectively

"Plaintiffs"), by and through their attorneys, Richards, Layton &

Finger, P.A., plead as and for their Verified Complaint for

Declaratory and Injunctive Relief against Defendants:

          1.   This action is brought to redress the wrongful

               adoption and discriminatory

 and inequitable application of certain director qualification by-

laws.  On information and belief, such by-laws were adopted as a knee-jerk and entrenchment motivated response to learning that plaintiff Jaindl had determined to nominate two persons to stand for election to the board of directors of the Company.  Both the by-laws themselves and their purported application by the Company constitute a blatant and entirely self interested attempt at entrenchment by the current board of directors of the Company,

the members of which have been on notice since at least late

October, 1999, that the continued incumbency of the board would be challenged by Jaindl, who together with his father Frederick

Jaindl and trusts for two of his children owns 9.99% of the

outstanding common shares of the Company.  Moreover, as applied by defendants, the challenged by-laws make it literally

impossible for any stockholder except those residing in the

immediate vicinity of the defendant Company's operations from ever nominating candidates for election as director, thus

stripping virtually all stockholders of their right to challenge the continued incumbency of this board.

The Parties

          2.   Plaintiff Mark W. Jaindl owns 30,000 shares of

               common stock, par value

$.01 per share of Massachusetts Fincorp, Inc. (the "Company").

Together with his father Frederick Jaindl and  trusts for two of his children, Jaindl owns approximately 9.99% of the common stock

of the Company.   Since October, 1997, Jaindl has served as

President and Chief Executive Officer of American Bank.  Jaindl

has also served as Vice Chairman of American Bank since June,

1997.   Jaindl brings this suit in both  his individual capacity

and derivatively on behalf of the Company.

          3.   Plaintiffs Buck and Schantz are individuals who

               have been nominated by

plaintiff Jaindl to stand for election as directors of the

Company.  Each bring this action in their individual capacity.

          4.   Each of the named individual defendants is a

               director of the Company.

Each is sued in his or her capacity as a director.

          5.   The Company is a bank holding company incorporated

               in Delaware.  The

Company's subsidiary, The Massachusetts Co-operative Bank was originally organized in 1908 and operates in the greater Boston metropolitan area.  The Company has announced that it will hold its annual meeting for the election of directors on April 26,

2000.  The record date for the annual meeting is March 1, 2000.

Jaindl, Buck and Schantz Are Nominated For Election

          6.    On October 21, 1999, Jaindl was nominated for

               election to the board of

directors of the Company by Mr. Frederick Jaindl, a stockholder of the Company.  Such nomination fully and completely complied with the Company's by-laws as they existed at that time, and duly qualified Jaindl to stand for election as a director.

          7.   On January 14, 2000, Jaindl nominated two

               additional individuals for

election to the board of directors of the Company, plaintiffs

Buck and Schantz.  Jaindl immediately filed Amendment No. 7 to his Schedule 13D making public his nomination of plaintiffs Buck and Schantz.  Jaindl took action to nominate additional

candidates for election after becoming concerned about the

stewardship of the existing board, including, in particular,

certain questionable transactions relating to a real estate

purchase which will be the subject of a separate demand for books and records by Jaindl.

          8.   At the time of Jaindl's January 14, 2000

               nomination of Buck and

Schantz, the publically available by-laws of the Company did not contain the qualifications relating to who could serve as a

director of the Company challenged in this action.  Accordingly,

the January 14, 2000 nomination of Buck and Schantz by Jaindl fully complied with the advance nomination by-laws of the Company which were publically available at the time of the nomination and on file with the U.S. Securities and Exchange Commission ("SEC").

          9.   At no time prior to the nomination of Jaindl, Buck

               and Schantz as

nominees for election to the board of directors of the Company had the Company made any public disclosure whatsoever of any by-

law or other provision purporting to impose the qualifications on nominees for election to the board of directors of the Company challenged here.

The Company Learns That Jaindl Is Considering Nominating Other

Candidates

          10.  In mid-December, 1999, Jaindl called defendant

               Paul C. Green, President

and CEO of the Company, and inquired whether the by-laws of the

Company required that a nominee for election as a director of the

Company was required to be a stockholder of the Company.  During that conversation, Jaindl told Green that he intended to nominate two other individuals to stand for election as directors.  Thus,

no later than late December, 1999, the Company was on notice that

Jaindl intended to nominate two additional nominees for election as directors of the Company.

          11.  On December 23, 1999, defendant Green wrote to

               Jaindl responding to his

question relating to director nominations, and advised Jaindl that the by-laws did not contain a requirement that nominees be stockholders of the Company.  Green also advised Jaindl to

address further questions "regarding your proposed nomination" to

Jaindl's counsel "given our different  objectives...."  Green's

December 23, 1999 letter is attached hereto as Exhibit A.



The Company Adopts a "Secret" Director Qualification Scheme

          12.  On January 19, 2000, five days after Jaindl's

nomination of Buck and Schantz, and almost three full months after Jaindl's nomination for election as director, the Company filed a report on Form 8-K with the SEC announcing that it had amended its by-laws, purportedly on January 12, 2000.

          13.  As amended, the Company's by-laws purport to

               impose a series of

qualifications upon any individual who would seek to serve as a director of the Company (the "New Qualification By-Laws").

     The Residency By-Law

          14.  Article I, Section 6(d) of the Company's by-laws

               (the "Residency By-

Law") as purportedly adopted on January 12, 2000, imposes the following qualification on anyone attempting to stand for

election as director of the Company:

          (d)   No person shall be eligible for
          election or appointment to the Board of
          Directors...(iv)...unless such person has been, for a period of at least one year immediately prior to his or her election, nomination or appointment, a resident of a county in which the Corporation or its subsidiaries maintains a banking office or of a county contiguous to any such county.


          15.  None of Jaindl, Buck or Schantz are residents of a

               county in which the

Company (or its subsidiary bank) maintains an office, or a county contiguous to any such county.  Accordingly, if applied to

Jaindl, Buck and Schantz, the Residency By-Law would render them ineligible for election at the upcoming annual meeting for the election of directors.

          16.  Moreover, as written, even if the three plaintiffs

otherwise agreed  to relocate their residences to the relevant counties of Massachusetts now, (which, of course, they will not),

the Residency By-Law requires residency for at least one year prior to the election of the director.  Thus, as applied to

Jaindl, Buck or Schantz, the Residency By-Law is literally

impossible to comply with as written.

          17.  In fact, however, the Residency By-Law is further

               inequitable in this case

 because the by-law, as written and filed with the SEC, expressly exempts from its application "persons serving as members of the initial Board of Directors," that is, all of the current

incumbent members of the Company's board.  There is no business purpose whatsoever in imposing upon future nominees to the board a restrictive residency requirement but exempting current

directors from such a requirement.  Instead, the exemption for sitting directors betrays a conscious entrenchment purpose

animating the adoption of the New Qualification By-Laws.

          18.  At the time that the Residency By-Law was adopted

               by the defendant

 directors, the board knew of the nomination of Jaindl as a

candidate for election as director and the fact that he intended to nominate two additional individuals to run as candidates for the board of directors.  With this knowledge in mind, the

individual defendants purposefully tailored the by-law to

eliminate any threat to their incumbency posed by Jaindl and his prospective nominees.

     The "No Experience" By-Law

          19.  The board also acted to attempt to impose other

               qualifications on potential

 director nominees.  One such qualification eliminates from

candidacy any nominee who has current relevant experience in the banking business (the "No Experience By-Law").

          20.  The No Experience By-Law appears as part of

               Article I, Section 6(d) of

the by-laws of the Company and states:

          No person may serve on the Board of Directors and at the same time be a director or other officer of another co-operative bank, credit union, savings bank, state or federally-chartered savings and loan association, trust company, bank holding company or state or national banking association that engages in business activities in the same market area as the Corporation or any of its subsidiaries.
          21.  Plaintiff Jaindl is the President and Chief

Executive Officer of the American Bank, a banking association which offers banking services via the Internet on a nationwide basis.  Although, as of the date of this complaint, the American

Bank serves exactly eleven (11) customers in all of

Massachusetts, as written, the No Experience By-Law applies to plaintiff Jaindl and, if applied retroactively to his prior

nomination, would disqualify him from serving as a nominee for election as director of the Company.  At the time that they

adopted the No Experience By-Law, the members of the board of directors of the Company knew that plaintiff Jaindl was an

officer and director of the American Bank, and further knew that the American Bank offered banking services via the Internet,

including in the Commonwealth of Massachusetts.  Thus, at the

time that the No Experience By-Law was adopted, the defendants knew that it would disqualify plaintiff Jaindl if applied

retroactively to his nomination.

     The Imputed Disqualification By-Law

          22.      The board also adopted a third by-law, which

would disqualify the nominees of any individual or group of

stockholders where the individual or  member of the group was otherwise disqualified (the "Imputed Disqualification By-Law").

          23.       The Imputed Disqualification By-Law appears

               at Article I, Section 6(d) of

the by-laws of the Company and states:

          No person shall be eligible for election to the Board of Directors if such person is the nominee or representative of a person...who is ineligible for election to the Board of Directors under this Section 6.

          24.  Since Buck and Schantz are nominees of Jaindl, and

since the New Qualification By-Laws render Jaindl "ineligible for election" if applied to his nomination, the Imputed

Disqualification By-Law would disqualify Buck and Schantz from standing as nominees for election to the board if it was applied to them.

The Company Purports To Apply The New Qualification By-Laws To

Plaintiffs

          25.  On the same date that the Company filed its Form 8-

               K belatedly

announcing its formerly secret qualification by-laws, January 19,

2000, counsel to the Company wrote to Mr. Frederick Jaindl, (who had nominated plaintiff Jaindl as a candidate for election as director), conveyed the New Qualification By-Laws to him, and announced the Company's position that the New Qualification By-

Laws were applicable to Jaindl's nomination.  In particular,

counsel's letter advises that the Company concluded that Jaindl

"does not meet the local resident requirements . . . and is an officer of a financial institution that competes . . . in the market area of the company by virtue of its presence on the

Internet. . . ."  The letter further advises that the Company

"will take no further action" regarding the nomination "until and unless the Nominee [Jaindl] can provide conclusive evidence" that he meets the residency requirement, and resigns as an officer of the American Bank (where he makes his living) and divests himself of any interest in American Bank in excess of 10%.  Counsel's letter rejecting Jaindl's nomination is attached hereto as

Exhibit B.

          26.  A substantially similar letter, also dated January

19, 2000, was sent by Company counsel to Jaindl announcing the

Company's rejection of Jaindl's nomination of Plaintiffs Buck and

Schantz.  In particular, counsel's letter advised that the

"Company has concluded that the Nominees [defined in the letter as Buck and Schantz] do not meet the local resident

requirements...and are nominees of an officer of a financial institution that competes or does business in the market area of the Company by virtue of American Bank's presence on the

Internet...."  Thus, the letter concluded, the Company "has

deemed the nomination of the Nominees invalid...and will take no further action regarding such nomination" until and unless the nominees met the by-law requirements and plaintiff Jaindl had resigned as an officer of American Bank and divested any interest he held in American Bank in excess of 10%.  The January 19, 2000 letter relating to Buck and Schantz is attached hereto as Exhibit

C.

          27.  The Company's two January 19 letters make clear

that the Company has determined to apply retroactively the New

Qualification By-Laws to Jaindl and to apply the formerly

unavailable "secret" by-law qualifications to Buck and Schantz.



                            COUNT I
         (Individually as to Jaindl, Buck and Schantz)

          28.  Plaintiffs repeat and reallege paragraphs 1-27 of

               the Complaint as if fully

set forth herein.

          29.  The New Qualification By-Laws are inequitable and

               unreasonable per se

and their application should be enjoined permanently.

          30.  On their face, the New Qualification By-Laws

               prohibit any non-resident of

certain counties in Massachusetts from serving as a director of this public company, and also include discriminatory features exempting current directors from this residency requirement.

Moreover, the Residency By-Law is literally impossible to comply with in connection with the current election of directors of the

Company, thus making it impossible for Plaintiffs to comply, even if they were otherwise inclined to do so.

          31.  Likewise, the Imputed Disqualification By-Law, on

               its face, renders it

 impossible for Jaindl, a substantial stockholder of the Company,

ever to nominate any candidate for election as director of the

Company, unless, of course, he is willing to move to

Massachusetts, reside there for more than a year, resign as a director and officer of the American Bank where he currently makes his living, and divest himself of a substantial portion of his ownership interests (direct or indirect)  in such bank.  On its face, the New Qualification By-Laws purport to remove from a significant stockholder for no justifiable business reason the ability to nominate anyone to serve as a director of the Company,

a right which every stockholder of a Delaware company enjoys and which Jaindl enjoyed prior to the adoption of the New

Qualification By-Laws.

          32.   Moreover, the New Qualification By-Laws also

               literally remove from any

 stockholder who does not reside in certain counties in

Massachusetts the right to serve on the Board or to nominate others to do so - even if the nominees themselves were residents of Massachusetts.  Thus, stockholders from 49 of the 50 States in the Union are not permitted to nominate candidates for election as director under the New Qualification By-Law no matter how many shares they hold in the Company.

          33.  Plaintiffs have no adequate remedy at law.



                         COUNT II
         (Individually as to Jaindl, Buck and Schantz)

          34.  Plaintiffs hereby repeat and reallege the

               allegations of Paragraphs 1-33 of

the Complaint as if fully set forth herein.

          35.  As applied to Plaintiff Jaindl the New

Qualification By-Laws are illegal and unenforceable.  At the time

Jaindl purchased his stock in the Company and at the time that he was nominated for election as director, the New Qualification By-

Laws did not exist.   Neither the General Corporation Law nor the

other laws of this State permit the application, on an ex post facto basis, of qualifications of the type imposed here.

          36.  Moreover, application of the New Qualification By-

Laws to nominees of Jaindl based upon his status is inequitable and illegal, since the New Qualification By-Laws are not

justified by any compelling business justification, do not

respond to any legally cognizable threat to corporate policy and effectiveness, and, as applied here are preclusive.

          37.  In addition, even assuming arguendo that the New

               Qualification By-Laws

are determined not to be inequitable in application in this

instance, the patently discriminatory nature of the Residency By-

Law demonstrates that the New Qualification By-Laws were not adopted for any valid business purpose, but instead for the

blatantly self interested purpose of entrenchment.

          38.  As applied to Plaintiffs in this case, the New

               Qualification By-Laws are

inequitable and should be enjoined.

          39.  Plaintiffs have no adequate remedy at law.



                           COUNT III
               (Derivatively by Plaintiff Jaindl)

          40.  Plaintiff Jaindl repeats and realleges the

               allegations of Paragraphs 1-39 of

the Complaint as if fully set forth herein.

          41.  Plaintiff Jaindl brings this count derivatively in

               order to address the breach

of fiduciary duty of each and every member of the board of

directors of the Company and to vindicate all stockholders' right to a full and fair opportunity to elect and nominate directors.

          42.  No demand on the board of directors of the Company

               was made prior to

bringing this derivative count because there is more than a

reasonable doubt regarding the independence of the board in

connection with the action of the directors in adopting the New

Qualification By-Laws at a time when they knew that such by-laws would preclude a substantial stockholder from exercising his right to challenge the incumbency of the board.

          43.  In addition, the discriminatory feature of the

               Residency By-Law

demonstrates, on its face, that the defendants have acted in a manner which attempts to preserve their position and perquisites as directors.  There is no business purpose for imposing a

residency requirement on some nominees for election as director,

i.e., Jaindl and his nominees, but not others, i.e., the

incumbent board of directors.

          44.  Likewise, the Imputed Disqualification By-Law on

its face demonstrates that no stockholder except one residing in certain counties in Massachusetts will ever be permitted to

nominate candidates for election as director, thus insuring the incumbent directors that the pool of available nominees will be extremely limited and further perpetuating their continued

incumbency as directors.   Like the discriminatory feature of the

Residency By-Law, the Imputed Disqualification By-Law is

sufficiently pernicious as to call into question the business judgment of the directors who adopted it, whether or not they are independent, and thus demand is excused for this reason, as well.

          45.  Adopting and purporting to apply the New

Qualification By-Laws at a time when the board knew that Jaindl would seek a seat on the board and had determined to nominate two additional candidates to challenge the board's incumbency

constituted a breach of the duty of loyalty of each and every member of the board, since the challenged action was designed solely or primarily to preserve the incumbency of board members against a challenge from Jaindl and/or will have that effect if applied in the manner advocated by the defendant directors.

          46.  All stockholders are currently suffering harm as a

               result of the New

Qualification By-Laws in that no stockholder other than

stockholders resident in certain counties in Massachusetts may nominate candidates for election to the board, and, if this Court were not to intervene to prevent the enforcement of these self-

interested by-laws, all stockholders will be deprived of having the choice of electing the entrenched board's nominees, or Jaindl and his nominees Buck and Schantz.

          47.  Plaintiff has no adequate remedy at law.

          WHEREFORE, Plaintiffs demand that the Court enter its

Orders, Judgments and Decrees:

          (a)  declaring and decreeing that the New Qualification

               By-Laws are invalid as a matter of law;

          (b)  preliminarily and permanently enjoining the

               application of the New Qualification By-Laws to

               Plaintiff Jaindl;

          (c)  preliminarily and permanently enjoining the

               application of the New Qualification By-Laws to

               any attempt by plaintiff Jaindl to nominate one or

               more individuals as candidates for director;

          (d)  declaring and decreeing that each of Plaintiffs

               Jaindl, Buck and Schantz have been properly

               nominated in accordance with the by-laws of the

               Company and are therefore qualified to stand for

               election as directors of the Company;

          (e)  declaring and decreeing that the action of the

               board of directors of the Company in adopting the

               New Qualification By-Laws constituted a breach of

               fiduciary duty of such directors;

          (f)  awarding Plaintiffs their costs and expenses

               incurred in bringing and prosecuting this action,

               including their attorneys' fees based on, inter

               alia, any corporate benefit conferred by this

               litigation; and



          (g)  awarding such other and further relief as may

               be just and equitable in the circumstances.





                              ___________________________
                              Gregory V. Varallo
                              Dominick Gattuso
                              Richards, Layton & Finger,
P.A.
                              10th & King Streets
                              Wilmington, DE 19899
                                   Attorneys for Plaintiffs



Dated: January 24, 2000